Registration No. 333--

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
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                               CELGENE CORPORATION
             (Exact name of Registrant as specified in its charter)
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           DELAWARE                        8731                  22-2711928
(State or other jurisdiction of      (Primary Standard       (I.R.S. Employer
incorporation or organization)   Industrial Classification   Identification No.)
                                        Code Number)

                  7 Powder Horn Drive, Warren, New Jersey 07059
                                 (908) 271-1001
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)
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                                 JOHN W. JACKSON
                Chairman of the Board and Chief Executive Officer
                               Celgene Corporation
                  7 Powder Horn Drive, Warren, New Jersey 07059
                                 (908) 271-1001
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
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                          Copies of Communications to:
                             Arnold S. Jacobs, Esq.
                               Proskauer Rose LLP
                  1585 Broadway, New York, New York 10036-8299
                                 (212) 969-3000
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     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box. |_|
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. |X|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                              CALCULATION OF REGISTRATION FEE

                                                           Proposed Maximum       Proposed Maximum         Amount of
Title of each class of               Amount to be           Offering Price            Aggregate           registration
Securities To Be Registered           registered             Per Share (3)         Offering Price             fee
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
Common Stock,
 par value $.01 per share       2,086,069 shares(1)(2)           $7.125              14,863,242             $4,504.01
==========================================================================================================================

1. Pursuant to Rule 416 of the Securities Act of 1933, as amended, this Registration Statement also registers such additional indeterminate number of shares of Common Stock as may be offered or issued to adjust for any stock splits, stock dividends or similar transactions.
2. In accordance with Rule 462 under the Securities Act, 330,277 shares are being carried forward from an earlier Registration Statement on Form S-3, File No. 333-2517, declared effective by the Commission on June 11, 1996. The Registrant previously paid a filing fee of $1,494.91 covering such shares
3. Based on the average high and low trading price on the Nasdaq National Market on July 23, 1997. Estimated pursuant to Rule 457 under the
     Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.
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Pursuant to Rule 429 under the Securities Act, the Prospectus included as a part of this Registration Statement also relates to 330,277 shares of Common Stock of the Registrant covered by an earlier Registration Statement on Form S-3, file
No. 333-2517, declared effective by the Commission on June 11, 1996.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   Subject to Completion, dated July 25, 1997

                               CELGENE CORPORATION

                                2,416,346 SHARES

                                  COMMON STOCK
                           (PAR VALUE $0.01 PER SHARE)


This Prospectus relates to the public offering, which is not being underwritten, of up to 2,416,346 shares (the "Securities") of Common Stock, par value $0.01 per share (the "Common Stock") of Celgene Corporation (the "Company").

All of the 2,416,346 shares of Common Stock may be sold by certain stockholders of the Company or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Stockholders"). The sale of the shares by the Selling Stockholders may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Stockholders) in the over-the-counter market or in negotiated transactions, through the writing of options on such shares, short sales, a combination of such methods of sale, or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Selling Stockholders" and "Plan of Distribution."

SEE "RISK FACTORS" STARTING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                The date of this Prospectus is _______ __, 1997.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") via EDGAR. The reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Room 3190, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or accessed electronically through the Commission's home page on the World Wide Web at http://www.sec.gov.

     The Company has filed with the Commission, via EDGAR, a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof, as permitted by the Rules and Regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement, including the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained at prescribed rates from the Commission or accessed electronically through the Commission's home page on the World Wide Web at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus and made a part hereof:

     (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by an Amendment on Form 10-K/A;
     (ii) Proxy Statement dated May 30, 1997, in connection with the 1997 Annual Meeting of Stockholders;
     (iii) Current Report on Form 8-K dated June 10, 1997;
     (iv)  Quarterly Report on Form 10-Q for the period ending March 31, 1997;
           and
     (v) The description of the Common Stock contained in its registration statement on Form 8-A, File No. 0-16132, including any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide, upon request, without charge to each person to whom a copy of this Prospectus has been delivered, a copy of any or all of the documents which have been or may be incorporated in this Prospectus by reference, other than certain exhibits to such documents. Requests for such copies should be directed to: Secretary, Celgene Corporation, 7 Powder Horn Drive, Warren, New Jersey 07059; (908) 271-1001.


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


                                   THE COMPANY

     Celgene Corporation ("Celgene" or the "Company") is a biotechnology company engaged in the development and commercialization of human pharmaceuticals and agrochemicals. Celgene has two technology platforms: (i) targeted small molecule synthesis and (ii) biocatalytic chiral chemistry synthesis. Celgene has applied its expertise in small molecule chemistry to develop proprietary immunotherapeutic pharmaceutical products, called SelCIDs TM , intended to treat chronic inflammatory diseases and other disorders. SelCIDs are orally available small molecules that selectively inhibit the production of Tumor Necrosis Factor Alpha ("TNF alpha"), a protein whose overproduction has been linked to many chronic inflammatory diseases including inflammatory bowel disease, rheumatoid arthritis, non-insulin dependent diabetes, asthma, lupus, and multiple sclerosis. In the near term, the Company is seeking approval by the U.S. Food & Drug Administration (the "FDA") to market Synovir RegTM, its trademarked formulation for thalidomide, a potent and selective inhibitor of TNF alpha. In February 1997, the Company's New Drug Application ("NDA") for Synovir in the treatment of an inflammatory complication of leprosy was filed by the FDA, and the Company expects to submit an NDA in 1997 for Synovir in the treatment of cachexia (wasting) in patients with Acquired Immune Deficiency Syndrome. The Company is employing its biocatalytic chiral chemistry synthesis technology to develop chirally pure chemical compounds with superior attributes and/or lower manufacturing costs than conventional, non-chirally pure chemical compounds. Celgene's chiral chemistry technology supports an established, growing business in chirally pure intermediates and development programs in chirally pure human pharmaceuticals and agrochemicals. In addition, the Company will seek to license its biocatalytic process to agrochemical companies for the production of chirally pure agrochemicals in exchange for royalties on sales.

     The Company's principal office is located at 7 Powder Horn Drive, Warren, New Jersey 07059, and its telephone and fax numbers are (908) 271-1001 and (908) 805-3931, respectively.

     On June 9, 1997, the Company announced that it had negotiated a $20 million financing agreement with Chancellor LGT Asset Management, Inc. ("Chancellor") on behalf of certain Chancellor clients. The Company consummated $5 million of this financing through the sale and issuance of 5,000 shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred") at a purchase price of $1,000 per share on June 9, 1997. Subject to the satisfaction of certain conditions, the Company may, at its option, through June 9, 1998, issue and sell to such purchasers up to an additional $15 million of Series B Preferred in $5 million increments.


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


                                  RISK FACTORS

Forward Looking Statements

     Certain information contained in this Prospectus and the documents incorporated by reference herein are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Factors set forth in the following Risk Factors could affect the Company's actual results and could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company in this Prospectus and the documents incorporated by reference herein. Prospective investors in the shares of the Company's Common Stock offered hereby should carefully consider the following Risk Factors, in addition to the other information appearing in or incorporated by reference into this Prospectus.

     Uncertainty of Product Development. Many of the products and processes of the Company are in the early or mid-stages of development and will require the commitment of substantial resources, extensive research, development, preclinical testing, clinical trials, manufacturing scale-up, and regulatory approval prior to commercialization. To date, the Company has produced and sold only small quantities of chirally pure intermediates and has not yet commercialized Synovir or any immunotherapeutic pharmaceuticals, chirally pure pharmaceuticals, or chirally pure agrochemicals. All of the products under development by the Company, and the products under development by other companies in which the Company's chirally pure intermediates are being used, will require further development, clinical testing, and regulatory approvals, and there can be no assurance that commercially viable products will result from these efforts.

     Uncertainty Associated with Clinical Trials; Government Regulation. The preclinical development, clinical trials, manufacturing, marketing, and labeling of pharmaceuticals are all subject to extensive regulation by numerous governmental authorities and agencies in the United States and other countries. There can be no assurance that the Company will be able to obtain the necessary approvals required to market its products in any of these markets. Substantially all of the Company's current chirally pure intermediates may be components of pharmaceutical and agrochemical products developed and marketed by others. The testing, marketing, and manufacturing of such pharmaceutical and agrochemical products, as well as of the Company's proprietary products, will require regulatory approval, including approval from the FDA, and, in certain cases, from the U.S. Environmental Protection Agency (the "EPA"), or governmental authorities outside of the United States that perform roles similar to those of the FDA and EPA. It is not possible to predict how long the approval processes for any of the Company's products will take or whether any such approvals ultimately will be granted. Positive results in preclinical testing and/or early phases of clinical studies are no assurance of success in later phases of the approval process. In general, preclinical tests and clinical trials can take many years, and require the expenditure of substantial resources, and the data obtained from such tests and trials can be susceptible to varying interpretation that could delay, limit, or prevent regulatory approval. Also, delays or rejections may be encountered during any stage of the regulatory approval process based upon the failure of the clinical data to demonstrate compliance with, or upon the failure of the product to meet, the regulatory agency's requirements for safety, efficacy, and quality or, in the case of an orphan drug indication, because another applicant received approval first; and those requirements may become more stringent due to changes in regulatory agency policy, or the adoption of new regulations. Even if regulatory approval is obtained for any of the Company's pharmaceutical products or products manufactured with the Company's chirally pure intermediates or using the Company's biocatalytic chiral processes, the content of the approval may significantly limit the indicated uses for which such products may be marketed. Further, approved drugs


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

and agrochemicals, as well as their manufacturers, are subject to on-going review, and discovery of previously unknown problems with such products may result in restrictions on their manufacture, sale or use or in their withdrawal from the market. Delays in obtaining, or the failure to obtain and maintain, necessary approvals from the FDA, EPA, or other regulatory agencies for the Company's proprietary products, or the products in which the Company's products are to be included, would have a material adverse effect on the Company's business, financial condition, and results of operations.

     No Assurance of Market Acceptance. There can be no assurance that those of the Company's products which receive regulatory approval, or for which no regulatory approval is required, will achieve market acceptance. A number of factors render the degree of market acceptance of the Company's products uncertain, including the extent to which the Company can demonstrate such products' efficacy, safety, and advantages over competing products, as well as the reimbursement policies of third party payors, such as government and private insurance plans. Failure of the Company's products to achieve market acceptance would have a material adverse effect on the Company's business, financial condition, and results of operations.

     Risks of Product Liability and Availability of Insurance. The Company may be subject to product liability or other claims based on allegations that the use of its technology or products has resulted in adverse effects, whether by participants in the Company's clinical trials or by patients (if and when such products are approved). Thalidomide, when used by pregnant women, has resulted in serious birth defects. Therefore, necessary and strict precautions must be taken by physicians prescribing the drug to women with childbearing potential, and there can be no assurance that such precautions will be observed in all cases or, if observed, will be effective. Although the Company has product liability insurance in force, such coverage may not be adequate if and when the Company commercializes its products. There can be no assurance that it will be able to obtain additional coverage as required, or that such coverage will be adequate to protect the Company in the event claims are asserted against it. The obligation to defend against or pay any product liability claim may have a material adverse effect on the Company's business, financial condition, and results of operations.

     Patent and Proprietary Rights. The Company's success will depend, in part, on its ability to obtain and enforce patents, protect trade secrets, obtain licenses to technology owned by third parties when necessary, and conduct its business without infringing the proprietary rights of others. The patent positions of pharmaceutical and biotechnology firms, including the Company, can be uncertain and involve complex legal and factual questions. In addition, the coverage sought in a patent application can be significantly reduced before the patent is issued. Consequently, the Company does not know whether any of its pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or commercial advantage, or will be circumvented by others. Since patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its pending patent applications, or that it was the first to file patent applications for such inventions. In the event a third party has also filed a patent for any of its inventions, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. Protection of patent applications and litigation to establish the validity and scope of patents, to assert patent infringement claims against others and to defend against patent infringement claims by others can be expensive and time-consuming. There can be no assurance that in the event that any claims with respect to any of the Company's patents, if issued, are challenged by one or more third parties, that any court or


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


patent authority ruling on such challenge will determine that such patent claims are valid and enforceable. An adverse outcome in such litigation could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease using the technology covered by the disputed rights. Also, different countries have different procedures for obtaining patents, and patents issued by different countries provide different degrees of protection against the use of a patented invention by others. There can be no assurance, therefore, that the issuance to the Company in one country of a patent covering an invention will be followed by the issuance in other countries of patents covering the same invention, or that any judicial interpretation of the validity, enforceability, or scope of the claims in a patent issued in one country will be similar to the judicial interpretation given to a corresponding patent issued in another country. Furthermore, even if the Company's patents are determined to be valid, enforceable, and broad in scope, there can be no assurance that competitors will not be able to design around such patents and compete with the Company using the resulting alternative technology. The Company also relies upon unpatented proprietary and trade secret technology that it seeks to protect, in part, by confidentiality agreements with its collaborative partners, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any such breach, or that the Company's trade secrets, proprietary know-how, and technological advances will not otherwise become known to others. In addition, there can be no assurance that others have not developed, or will not independently develop such proprietary technology or, despite precautions taken by the Company, obtain access to the Company's proprietary technology.

     History of Operating Losses; Capital Requirements; Uncertainty of Additional Funding. The Company has sustained losses in each year since its incorporation in 1986. The Company sustained a net loss of approximately $17.8 million in 1996 and approximately $5.1 million in the first quarter of 1997, and had an accumulated deficit of approximately $97.7 million at March 31, 1997. The Company expects to make substantial expenditures to further develop its immunotherapeutic, Synovir and chiral products, and, based on these expenditures, it is probable that losses will continue unless and until the Company can achieve profitability by obtaining required regulatory approvals and achieving commercially viable levels of sales of Synovir. In addition, the Company expects to experience quarter-to-quarter fluctuations in revenues and expenses thereby resulting in quarter-to-quarter fluctuations in losses. The Company expects that its rate of spending generally will remain high as the result of increased clinical trial costs and expenses associated with the regulatory approval process and commercialization of products now in development. In order to assure funding for the Company's future operations the Company needs to seek additional capital resources. If the Company is unable to raise additional funds the Company believes that its current financial resources could fund operations based on reduced levels of research and development and administrative activities through 1997. The Company's actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including the results of the Company's development and commercialization programs, the timing and results of preclinical and clinical trials, the timing and costs of obtaining regulatory approvals, the level of resources that the Company commits to the development of manufacturing, marketing, and sales capabilities, the ability of the Company to license its biocatalytic chiral process technology to agrochemical companies, the technological advances and activities of competitors, and other factors.

     Intense Competition and Rapid Technological Change. The pharmaceutical and agrochemical businesses in which the Company operates are highly competitive and subject to rapid and profound technological change. The Company's present and potential competitors include major chemical and pharmaceutical companies, as well as specialized biotechnology firms in the United States and in other countries. Most of these companies have considerably greater financial, technical, and marketing resources than the Company. The Company also experiences competition in the development of its products and processes from universities and other research institutions and, in some instances, competes with others in acquiring technology from such sources. The pharmaceutical and agrochemical industries have undergone, and are expected to continue to undergo, rapid and significant technological change, and the Company expects competition to intensify as technical advances in each field are made and become more widely known. There can be no assurance that others will not develop products or processes with significant advantages over the products and processes that the Company is seeking to develop. Any such development could have a material adverse effect on the Company's business, financial condition, and results of operations.

     Sole Supplier of Raw Material and Sole Encapsulator for Synovir. The Company obtains all of its bulk drug material for Synovir from a single source. In addition, the Company currently relies on a single manufacturer to encapsulate Synovir. Because the FDA requires that all suppliers of pharmaceutical bulk material and all manufacturers of pharmaceuticals for sale in the United States achieve and maintain compliance with current Good Manufacturing Practice regulations and guidelines, if the operations of the sole supplier or the sole encapsulator were to become unavailable for any reason, the required FDA review of the operations of a new supplier or new encapsulator could cause a delay in the manufacture of Synovir. Such a delay could have a material adverse effect on the Company's business, financial condition, and results of operations.

     Dependence Upon Third Parties. The Company's ability to fully commercialize its proprietary products, if developed, may depend to some extent upon the Company's ability to enter into joint ventures or other arrangements with established pharmaceutical companies with the requisite experience and financial and other resources to obtain regulatory approval, and to manufacture and market such products. In addition, the Company's chirally pure intermediates are components of pharmaceutical or agrochemical products that are developed and marketed by others, and therefore the success of the Company's chirally pure intermediates is dependent upon the efforts of third parties over which the Company has no control. Such third parties may fail to pursue or fund those products that include the Company's chirally pure intermediates.

     Lack of Manufacturing Capabilities. The manufacture of large quantities of pharmaceuticals is a complex process, and all pharmaceutical manufacturing facilities must comply with applicable regulations of the FDA. While the Company has developed expertise in the production of certain of its chirally pure intermediates in developmental quantities, the Company currently has no experience in, or its own facilities for, manufacturing any products on a commercial scale. The Company currently utilizes an outside manufacturer for the production of Synovir, and currently intends to utilize outside manufacturers if and when needed to produce the Company's other products on a commercial scale. There can be no assurance that such manufacturers will meet the Company's requirements for quality, quantity, or timeliness, or that these manufacturers will achieve and maintain compliance with all applicable regulations.

     Limited Marketing Capabilities. The Company has a direct sales force, comprised of two sales persons, which markets its chirally pure intermediates, and will continue to do so for the foreseeable future. The Company has no sales force, either internal or external, for its immunotherapeutic products, since none of its immunotherapeutic compounds have received FDA approval. The Company is in the process of developing sales, marketing, and distribution resources for Synovir, and with respect to certain other products, it may seek a corporate partner to provide such services. Any delay in developing these resources for Synovir may have an adverse impact on potential sales of Synovir.

     Dependence Upon Reimbursement; Uncertainty of Product Pricing. Sales of the Company's pharmaceutical products, and sales of pharmaceutical products of other companies of which the Company's chirally pure intermediates may be a component, will be dependent, in part, on the extent to which the costs of such products will be paid by health maintenance, managed care, pharmacy benefit and similar health care management organizations, or reimbursed by government health administration authorities, private health coverage insurers, and other third party payors. These health care management organizations and third party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority, and the prices of pharmaceutical and biotechnology drugs have been targeted in this effort. If the Company succeeds in bringing any pharmaceutical products to market, there can be no assurance that such products will be considered cost effective by payors, that reimbursement will be available or, if available, that the level of reimbursement will be sufficient to allow the Company to sell its products on a profitable basis.

     Dependence on Key Personnel. The success of the Company will depend, in large part, on its ability to continue to attract and retain highly skilled scientific and management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such persons. The loss of the Company's executive officers or scientific personnel, or the failure of the Company to attract and retain other highly skilled personnel would have a material adverse effect on the Company's business, financial condition, and results of operations. The Company does not maintain key man life insurance coverage on the lives of any of its officers or key employees.

     Environmental/Safety Hazards. The Company uses certain hazardous materials in its research and development activities. While the Company believes it is currently in substantial compliance with the federal, state, and local laws and regulations governing such use, there can be no assurance that accidental injury or contamination will not occur. Any such accident or contamination could result in substantial liabilities, which could exceed the Company's resources. Additionally, there can be no assurance that the cost of compliance with environmental and safety laws and regulations will not be greater than currently expected.

     Market Price in Excess of Book Value. The offering price of the securities issued in this offering is substantially higher than the book value per share of Common Stock.

     Dividends on Common Stock Unlikely. The Company has never paid a dividend on its Common Stock and does not, in the foreseeable future, anticipate doing so.

     Shares Eligible for Future Sale. Future sales of substantial amounts of Common Stock could adversely affect the prevailing market price of the Company's Common Stock. If all of the shares of the Series A Convertible Preferred Stock (the "Series A Preferred") outstanding on June 30, 1997 (including accretion through that date) had been converted on that date at conversion prices based on the closing price of the Common Stock for the seven trading days preceding June 30, 1997, approximately 954,680 shares of Common Stock would have been issued at an average conversion price of $6.65 per share. If all of the shares of the Series B Preferred outstanding on June 30, 1997 (including accretion through that date) had been converted on that date, approximately 773,214 shares of Common Stock would have been issued at an average conversion price of $6.50 per share. In addition, as of June 30, 1997, there were outstanding stock options exercisable for approximately 2,231,907 shares of Common Stock, and there were outstanding, or issuable upon request, 903,286 warrants exercisable for shares of Common Stock. Furthermore, should the trading price of the Common Stock decline prior to the conversion of all shares of the Series A Preferred and Series B Preferred or the issuance of certain warrants, the number of shares of

     Common Stock issuable upon conversion thereof will increase proportionately. Upon effectiveness of the Registration Statement of which this Prospectus forms a part, all shares of Common Stock referred to in this paragraph would be freely tradeable upon issuance subject to certain lock-up provisions. See "Description of Capital Stock" and "Selling Stockholders."

     Volatility of Stock Price. There has been significant volatility in the market prices for publicly traded shares of biotechnology companies, including those of the Company. There can be no assurance that the price of the Common Stock will remain at or exceed current levels. Factors such as announcements of technical or product developments by the Company or its competitors, governmental regulation, or patent or proprietary rights developments may have a significant impact on the market price of the Common Stock.

     Anti-Takeover Effects of Stockholder Rights Plan, Certain Charter and By-law Provisions, and Delaware Law. The Board of Directors has adopted a stockholder rights plan (the "Rights Plan"), the purpose of which is to protect stockholders against unsolicited attempts to acquire control of the Company that do not offer a fair price to all stockholders. The Plan is not intended to prevent, and should not prevent, an offer to acquire the Company at a price and on terms that are in the best interests of all stockholders, or a negotiated transaction to sell the Company for a purchase price determined by the Board to be in the Company's and its stockholders' best interests, nor should it materially adversely affect the ability of a person or group to obtain representation on or control of the Board through a proxy contest. Nonetheless, the Rights Plan may have the effect of dissuading a potential acquiror from making an offer for all the outstanding shares of Common Stock at a price that represents a premium to the then current trading price. See "Description of Capital Stock -- Stockholder Rights Plan."

     Moreover, the Board of Directors has the authority to issue, at any time, without further stockholder approval, up to 5,000,000 shares of preferred stock, and to determine the price, rights, privileges and preferences of those shares. Such issuance could adversely affect the holders of Common Stock, and could discourage a third party from acquiring a majority of the Company's outstanding voting stock. See "Description of Capital Stock."

     Additionally, the Board of Directors of the Company has adopted certain amendments to the Company's By-laws intended to strengthen the Board's position in the event of a hostile takeover attempt. The By-law provisions have the following effects: (1) they provide that only persons who are nominated in accordance with the procedures set forth in the By-laws shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the By-laws; (2) they provide that only business brought before the annual meeting by the Board of Directors or by a stockholder who complies with the procedures set forth in the By-laws may be transacted at an annual meeting of stockholders; (3) they provide that only members of the Board of Directors may call special meetings of the stockholders of the Company; (4) they establish a procedure for the Board of Directors to fix the record date whenever stockholder action by written consent is undertaken; and (5) they require a vote of holders of two-thirds of the outstanding shares of Common Stock to amend certain By-law provisions.

     Furthermore, Section 203 of the Delaware General Corporation Law prohibits a purchaser who acquires more than 15% of a target corporation's stock without the approval of the corporation's board of directors from completing a business combination with the target for three years unless the purchaser (i) increases its stake from less than 15% to at least 85% of the corporation's outstanding stock in a single transaction, such as a tender offer, (ii) obtains the approval of both the target corporation's board of directors and the holders of two-thirds of the outstanding shares it does not already own or (iii) benefits from certain other exceptions.

                              SELLING STOCKHOLDERS

     The table on the following page sets forth the name of each Selling Stockholder, the number of shares of Common Stock beneficially owned by each Selling Stockholder, and the number of shares of Common Stock being offered hereby by each Selling Stockholder.

     The shares of common stock being offered by the Selling Stockholders were acquired or may be acquired from the Company either (i) following conversion of the Series A Preferred or the Series B Preferred; (ii) upon exercise of 90-Day Lock-Up Warrants (as defined in "Description of Capital Stock--Series A Convertible Preferred Stock;" (iii) upon exercise of warrants acquired from the Company by persons affiliated with Swartz Investments, LLC ("Swartz Investments"), the placement agent for the Series A Preferred; (iv) upon exercise of warrants acquired from the Company by Swartz Investments, as placement agent for the Company's Regulation S Offering of 8% Convertible Debentures in July 1995, and subsequently transferred to persons affiliated with Swartz Investments; or (v) upon exercise of warrants acquired from the Company by a public relations firm as partial compensation for services rendered to the Company. See "Description of Capital Stock."

     The Company will not receive any of the proceeds from the sales of such shares. The number of shares that may be actually sold by each of the Selling Stockholders will be determined by such Selling Stockholder. Because each of the Selling Stockholders may sell all, some or none of the shares of Common Stock which each holds, and because the Offering contemplated by this Prospectus is not currently being underwritten, no estimate can be given as to the number of shares of Common Stock that will be held by the Selling Stockholders upon termination of the Offering. See "Plan of Distribution."

                                             Number of Shares   Number of Shares
Name of Selling Stockholder                Beneficially Owned     Offered Hereby
Chancellor LGT
Private Capital Offshore Partners II, L.P.        307,157          307,157(1)(2)
Citiventure 96 Partnership, L.P.                  624,151          624,151(1)(3)
Chancellor LGT Private Capital III, L.P           161,777          161,777(1)(4)
AG Arb Partners, L.P.                              20,004           20,004(5)(6)
AG Super Fund, L.P.                                20,004           20,004(5)(7)
AG Super Fund Int'l Partners, L.P.                 19,134           19,134(5)(8)
Angelo, Gordon & Co., L.P.                         35,657           35,657(5)(9)
Canadian Imperial Holdings, Inc                   182,621         182,621(5)(10)
Capital Ventures International                    173,872         173,872(5)(11)
GAM Arbitrage Investments, Inc.                    20,004          20,004(5)(12)
KA Trading, L.P.                                   17,832          17,832(5)(13)
Michael Angelo, L.P.                               18,264          18,264(5)(14)
Nelson Partners                                   314,838         314,838(5)(15)
Nutmeg Partners, L.P.                              20,004          20,004(5)(16)
Olympus Securities, Ltd.                          165,247         165,247(5)(17)
Raphael, L.P.                                      35,657          35,657(5)(18)
Ace Foundation, Inc.                                1,740              1,740(19)
Richcourt $ Strategies, Inc.                        1,740              1,740(19)
Banque Scandinave En Suisse                         3,044              3,044(19)
Ramius Fund Ltd.                                      870                870(19)
Gershon Partners, L.P.                                870                870(19)
Chaim Gross                                         3,914              3,914(19)
Kessler Asher Group Limited Partnership             2,175              2,175(19)
Everest Capital Fund L.P.                           7,827              7,827(19)
Everest Capital International Ltd.                 16,957             16,957(19)
Faisal Finance                                      3,479              3,479(19)
Koch Realty, Inc.                                   8,696              8,696(19)
Gracechurch & Co.                                   4,348              4,348(19)
Leonardo, L.P.                                      2,610              2,610(19)
Sunder Advani                                       1,459              1,459(20)
Lance T. Bury                                       3,500              3,500(20)
Dwight B. Bronnum                                   6,750              6,750(20)
Robert L. Hopkins                                   6,750              6,750(20)
Enigma Investments Ltd                              8,500              8,500(20)
Global Equity, Inc.                                 9,375              9,375(20)
P. Bradford Hathorn                                 8,500              8,500(20)
Davis C. Holden                                     1,000              1,000(20)
Kendrick Family Partnership, L.P.                  57,351             57,351(20)
Jack Kingsbury                                        156                156(20)
Charles Krusen                                      3,160              3,160(20)
David K. Peteler                                    8,000              8,000(20)
Swartz Family Partnership, L.P.                    57,352             57,352(20)
Redington, Inc.                                    50,000             50,000(21)

(1) Series B Selling Stockholder. All share amounts with respect to shares issuable upon the conversion of shares of Series B Preferred assume a conversion price of $5.00, which is the lowest price at which conversions may be effected through June 1, 1999, giving effect also to the issuance of shares of Common Stock as a result of accretion through June 9, 1998, the first anniversary of the date of issuance of the Series B Preferred. The actual conversion price may be higher or lower than $5.00 and the amount of accretion will vary, depending upon the period over which the Series B Preferred is outstanding. Thus, the number of shares actually issued pursuant to the conversion of shares of Series B Preferred for any one Series B Selling Stockholder may be higher or lower than the number set forth in the table. See "Description of Capital Stock-- Series B Convertible Preferred."
(2) Includes shares issuable upon the conversion of 1,405 shares of Series B Preferred.
(3) Includes shares issuable upon the conversion of 2,855 shares of Series B Preferred.
(4) Includes shares issuable upon the conversion of 740 shares of Series B Preferred.
(5) Series A Selling Stockholder. All share amounts with respect to shares issuable upon the conversion of shares of Series A Preferred assume a conversion price of $6.77 per share of common stock, which is the conversion price in effect on July 24, 1997, giving effect also to the issuance of shares of Common Stock as a result of accretion through that date. The actual conversion price per share of common stock may be higher or lower than $6.77 and the amount of accretion will vary, depending upon the period over which the Series A Preferred is outstanding. Thus, the number of shares actually issued pursuant to the conversion of shares of Series A Preferred for any one Series A Selling Stockholder may be higher or lower than the number set forth in the table. See "Description of Capital Stock -- Series A Convertible Preferred."
(6) Includes shares issuable upon the conversion of 2 shares of Series A Preferred as well as shares issuable upon the exercise of 4,350 Lock-Up Warrants.
(7) Includes shares issuable upon the conversion of 2 shares of Series A Preferred as well as shares issuable upon the exercise of 4,350 Lock-Up Warrants.
(8) Includes shares issuable upon the conversion of 2 shares of Series A Preferred as well as shares issuable upon the exercise of 3,480 Lock-Up Warrants.
(9) Includes shares issuable upon the conversion of 4 shares of Series A Preferred as well as shares issuable upon the exercise of 4,350 Lock-Up Warrants.
(10) Includes shares issuable upon the conversion of 20 shares of Series A Preferred as well as shares issuable upon the exercise of 26,088 Lock-Up Warrants.
(11) Includes shares issuable upon the conversion of 20 shares of Series A Preferred as well as shares issuable upon the exercise of 17,392 Lock-Up Warrants.
(12) Includes shares issuable upon the conversion of 2 shares of Series A Preferred as well as shares issuable upon the exercise of 4,350 Lock-Up Warrants.
(13) Includes shares issuable upon the conversion of 2 shares of Series A Preferred as well as shares issuable upon the exercise of 2,175 Lock-Up Warrants.
(14) Includes shares issuable upon the conversion of 2 shares of Series A Preferred as well as shares issuable upon the exercise of 2,610 Lock-Up Warrants.
(15) Includes shares issuable upon the conversion of 38 shares of Series A Preferred as well as shares issuable upon the exercise of 17,392 Lock-Up Warrants.
(16) Includes shares issuable upon the conversion of 2 shares of Series A Preferred as well as shares issuable upon the exercise of 4,350 Lock-Up Warrants.
(17) Includes shares issuable upon the conversion of 20 shares of Series A Preferred as well as shares issuable upon the exercise of 8,696 Lock-Up Warrants.
(18) Includes shares issuable upon conversion of 4 shares of Preferred Stock as well as upon the exercise of 4,350 Lock-Up Warrants.
(19) Purchaser of Series A Preferred; number of shares offered reflects shares issuable upon the exercise of an equal number of Lock-Up Warrants.
(20) Affiliated with Swartz Investments or transferee of Swartz Investments or an affiliate of Swartz Investments; number of shares offered reflects shares issuable upon the exercise of an equal number of warrants.
(21) Number of shares offered reflects shares issuable upon the exercise of an equal number of warrants.
     The Registration Statement also covers additional shares of Common Stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of Common Stock.

     On June 9, 1997, the Company entered into a Securities Purchase Agreement (the "Series B Purchase Agreement") with each of the Selling Stockholders who purchased Series B Preferred (the "Series B Selling Stockholders") pursuant to which such Series B Selling Stockholders purchased an aggregate of 5,000 shares of Series B Preferred for a total purchase price of $5 million and agreed to purchase, at the option of the Company and subject to the satisfaction of certain conditions, an aggregate of up to 15,000 additional shares of Series B Preferred Stock for an aggregate purchase price of $15 million at subsequent closings. Each Series B Selling Stockholder represented to the Company that it would acquire the shares for investment and with no present intention of distributing any of such shares except pursuant to this Prospectus. Pursuant to the Series B Purchase Agreements, the Company agreed to file, and has filed, with the Commission, under the Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the shares and agreed to use its best efforts to keep such Registration Statement effective until such date as all of the shares have been resold, or such time as all of the shares held by the Series B Selling Stockholders can be sold immediately without compliance with the registration requirement of the Securities Act pursuant to Rule 144.

     In connection with the offering made hereby, the Company and the Series B Selling Stockholders have entered into an agreement that contains certain indemnity and contribution provisions between the Company and such Selling Stockholders against certain liabilities, including liabilities arising under the Securities Act. The Company has agreed to bear certain expenses (other than selling commissions) in connection with the registration of the shares of Common Stock offered hereby

     Each Series B Selling Stockholder also agreed with the Company not to offer, sell, pledge, hypothecate or otherwise dispose of any shares of Common Stock during the period commencing on June 9, 1997 and expiring as to 50% of the shares of Common Stock issuable upon conversion of the Series B Preferred upon the earlier of (A) June 1, 1998 or (B) the receipt by the Company of a letter from the FDA granting accelerated approval of the Company's New Drug Application to market Synovir(R) for any indication, and expiring as to 100% of such shares of Common Stock upon the earlier of (X) June 1, 1999 or (Y) any date on which, pursuant to the terms of the Certificate of Designation, the Closing Price for any fifteen (15) consecutive trading days is at or above 150% of the Conversion Price then in effect.

     Each Series B Selling Stockholder also agreed (i) to enter into customary lock-up agreements in connection with any future underwritten public offerings of the Common Stock by the Company; (ii) that, for so long as it owns Series B Preferred it will not enter into, directly or indirectly, any hedge, put position, short position, or other similar instrument or position with respect to any equity security of the Company; and (iii) not to offer, sell or otherwise dispose of any equity securities of the Company during the ten-day period preceding the date on which the Conversion Price for Series B Preferred may be adjusted.

     On March 11 and 12, 1996, the Company entered into Subscription Agreements with each of the Selling Stockholders who purchased Series A Preferred ("Series A Selling Stockholders") pursuant to which such persons purchased an aggregate of 503 shares of Series A Preferred. Each Series A Selling Stockholder represented to the Company that it would acquire the shares for investment and with no present intention of distributing any of such shares except pursuant to this Prospectus. Pursuant to the Subscription Agreements, the Company filed with the Commission under the Act a Registration Statement on Form S-3 (File No. 333-2517, declared effective June 11, 1996) with respect to the resale of the shares of Common Stock issuable upon conversion of the Series A Preferred. The Company agreed to use its best efforts to keep such Registration Statement effective until such date as all of the shares have been resold, or such time as all of the shares held by the Series A Selling Stockholders could be sold immediately without compliance with the registration requirement of the Securities Act pursuant to Rule 144, and also agreed to file an additional Registration Statement as and when necessary to register additional shares of Common Stock. As a result of the variable conversion price feature of the Series A Preferred and a decline in the market price of the Common Stock since the filing of the earlier Registration Statement, the Company is including in this Prospectus and the Registration Statement of which this Prospectus forms a part additional shares to permit registered shares of Common Stock to be issued upon conversion of all shares of Series A Preferred.

     In February 1996, the Company engaged Swartz Investments, LLC to advise the Company in connection with the structure, terms, and conditions of a preferred stock offering and to introduce the Company to potential investors. In consideration for their services, Swartz Investments was paid a placement fee of $1,131,750 plus a non-accountable expense allowance of $188,625 for its expenses, including legal expenses, in connection with the offering and also issued to persons affiliated with Swartz Investments warrants to purchase 66,853 shares of Common Stock. Such warrants are exercisable for a term of five years at $20.52 per share of Common Stock. The Company has also agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.

     In July, 1995, the Company also retained Swartz Investments to represent the Company in connection with negotiating and structuring a private placement offering of $12 million of Convertible Debentures. In that connection, the Company paid the agent a placement agent fee and a non-accountable expense allowance that totaled $840,000, and also issued to Swartz Investments warrants to purchase 105,000 shares of Common Stock. The Company also agreed to indemnify Swartz Investments from any losses that Swartz Investments may incur arising out of such engagement. The warrants to purchase 105,000 were subsequently transferred to persons affiliated with Swartz Investments.

     Each Selling Stockholder affiliated with Swartz Investments shared in the compensation paid to Swartz Investments in connection with the placement of the Series A Preferred and the placement of the 8% Convertible Debentures.

     Pursuant to an agreement entered into in November, 1994, Redington, Inc. provided investor relations services to the Company through 1995. In exchange, Redington was paid approximately $188,000 per year and received warrants exercisable through September 1999 to purchase 50,000 shares of the Company's common stock at an exercise price of $6.50 per share of common stock. The Company agreed to register the stock issuable upon the exercise of the warrants and provided customary indemnification.

                              PLAN OF DISTRIBUTION

     The sale of the shares by the Selling Stockholders may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Stockholders) in the over-the-counter market or in negotiated transactions, through the writing of options on such shares (whether they be exchange listed options or otherwise), short sales, a combination of such methods of sale, or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

     Selling Stockholders may effect such transactions by selling their shares directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the shares from time to time in the over-the-counter market, in negotiated transactions, or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

     In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.

     The Selling Stockholders and broker-dealers, if any, acting in connection with such sale might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such shares might be deemed to be underwriting discounts and commissions under the Securities Act.

     Under applicable rules and regulations under Regulation M, any person engaged in the distribution of the shares may not simultaneously engage in market making activities, subject to certain exceptions, with respect to the Common Stock of the Company for a period of five business days prior to the commencement of such distribution and until its completion. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Stockholders.

                          DESCRIPTION OF CAPITAL STOCK

     The Company has 25,000,000 shares of authorized capital stock, of which 20,000,000 shares are Common Stock, $0.01 par value, and 5,000,000 shares are Preferred Stock, $0.01 par value, of which 520 shares have been designated Series A Convertible Preferred Stock and 20,000 have been designated Series B Convertible Preferred Stock. As of June 30, 1997 the Company had 12,094,386 shares of Common Stock outstanding, 120 shares of Series A Preferred, and 5,000 shares of Series B Preferred outstanding.

Common Stock

     The Company is authorized to issue 20,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"). The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the prior rights of the Series A Preferred, the Series B Preferred and of such other series or classes hereafter authorized of the Company's preferred stock having superior or pari passu dividend rights to the Common Stock, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of the liquidation, dissolution, or winding up of the Company, subject to the prior rights of Series A Preferred, Series B Preferred and such other series or classes of Preferred Stock having superior or pari passu liquidation rights to the Common Stock, the holders of Common Stock are entitled to share ratably in all of the assets of the Company available for distribution to its stockholders. There are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are validly issued, fully paid, and non-assessable. Holders of Common Stock do not have preemptive rights.

Preferred Stock -- General

     The Company is authorized to issue 5,000,000 shares of preferred stock, par value $.01 per share. Subject to certain restrictions, the Board of Directors of the Company, without further stockholder approval, has the authority to issue, at any time and from time to time, the preferred stock as preferred stock of any series and, in connection with the creation of each such series, to fix the number of shares of such series and the powers, designations, preferences, rights, qualifications, limitations, and restrictions of such series to the full extent now or hereafter permitted by the laws of the State of Delaware.

Series A Convertible Preferred Stock

     On March 13, 1996, in a private placement, the Company completed the sale of 503 shares of Series A Preferred, par value $.01 per share, at an issue price of $50,000 per share. As of June 30, 1997, there were 120 shares of Series A Preferred outstanding (convertible, based on closing prices for the seven days then ended, into 954,680 shares of Common Stock, giving effect to the Accretion through that date).

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary ("an Event"), the holders of shares shall be entitled to receive, immediately after any distributions to senior securities (including the Series B Preferred) and prior and in preference to any distribution to junior securities but in parity with any distribution to parity securities, an amount per share equal to the sum of (i) $50,000 for each outstanding Share (the "Original Series A Issue Price") and (ii) an amount equal to 4.9% of the Original Series A Issue Price per annum for the period that has passed since the date of issuance of any Series A Preferred (such amount being referred to herein as the

"Accretion"). If upon the occurrence of such Event and after any distributions to senior securities, the assets and funds thus distributed among the holders of the Series A Preferred and parity securities shall be insufficient to permit the payment to such holders of the full preferential amounts due to the holders of the Series A Preferred and the parity securities, respectively, then the entire remaining assets and funds of the Company legally available for distribution shall be distributed among the holders of the Series A Preferred and the parity securities, pro rata, based on the respective liquidation amounts to which each such series of stock is entitled by the Company's Certificate of Incorporation and any Certificate(s) of Designation. Upon the completion of this distribution, if assets remain in the Company, they shall be distributed to holders of junior securities in accordance with the Company's Certificate of Incorporation including any duly adopted Certificate(s) of Designation. A consolidation or merger of the Company with or into any other corporation or corporations, or a sale, conveyance or disposition of all or substantially all of the assets of the Company or the effectuation by the Company of a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, shall not be deemed to be a liquidation, dissolution or winding up.

     Voting Rights. The holders of the Series A Preferred have no voting rights except as otherwise required by Delaware law.

     Optional Conversion. The record holder of the Series A Preferred shall be entitled, subject to the Company's right of redemption and the restrictions on conversion, to convert the shares held by such holder into that number of fully-paid and nonassessable shares of the Common Stock at the Conversion Rate as set forth below. All conversions are also subject to the Company's right of redemption and to the Protective Provisions, as described below. The rate at which shares may be converted into shares of Common Stock is hereinafter referred to as the "Conversion Rate" and is computed as follows:

Number of shares of Common Stock issued upon conversion of one share of Series A Preferred = Principal Conversion Rate + Accretion Conversion Rate, where

     "Principal Conversion Rate" =       Issue Price
                                       ----------------
                                       Conversion Price

     and "Accretion Conversion Rate" = (.049)(N/365)(Issue Price)
                                       --------------------------
                                       Accretion Conversion Price

     where

     N = the number of days between (i) the date that, in connection with the consummation of the initial purchase of the Series A Preferred from the Company, the escrow agent first had in its possession funds representing full payment for the Series A Preferred for which conversion is being elected, and (ii) the Date of Conversion;

     Issue Price = the Original Series A Issue Price;

     Accretion Conversion Price shall be the average Closing Price for the Common Stock as that term is defined below, for the 30 calendar days prior to the Date of Conversion; and

     Conversion Price = the lesser of (x) $18.81, or (y) 90% of the average Closing Price, as that term is defined below, of the Company's Common Stock for the seven (7) trading days immediately preceding the Date of Conversion. For purposes hereof, the term "Closing Price" shall mean the closing price of the Company's Common Stock as reported by Nasdaq (or, if not reported by Nasdaq, as reported by such other exchange or market where traded).

     Automatic Conversion. The shares shall automatically be converted into Common Stock (in accordance with the conversion price provisions above but subject to the Protective Provisions below) on March 13, 1998.

     Redemption at Option of Company. In the event the average Closing Price of the Company's Common Stock on the NASDAQ for the seven (7) trading days immediately preceding the Date of Conversion shall be at or less than $18.81, the Company shall have the right, in its sole discretion, upon receipt of a Notice of Conversion, to redeem in whole or in part any Series A Preferred submitted for conversion. If the Company elects to redeem some, but not all, of the Series A Preferred submitted for conversion, the Company shall redeem from among the Series A Preferred submitted for conversion on the applicable date, a pro-rata amount from each stockholder submitting Series A Preferred for conversion. The redemption price shall equal the sum of the Principal Redemption Price plus the Accretion. The Accretion shall be payable, at the Company's option, in cash or Common Stock. The Principal Redemption Price shall equal the Issue Price divided by the Conversion Price, multiplied by the Closing Price on Date of Conversion, and the Accretion, if paid in shares of Common Stock, shall be calculated as Accretion divided by Accretion Conversion Price, in each case where "N," "Issue Price," "Closing Price", "Accretion Conversion Price", "Accretion" and "Conversion Price" have the meanings set forth above.

     On any date on which the average closing price of the Company's Common Stock for the seven (7) trading days immediately preceding the notice date is greater than $18.81, the Company shall have the right to redeem the Series A Preferred in increments of $1.5 million by giving 30 business days written notice of its intention to do so. The redemption price per share of Series A Preferred shall be as follows:

     Redemption Price                    Elapsed Time since March 13, 1996
     ----------------                    ---------------------------------

     125% of Stated Value                12 months and 1 day - 18 months
     120% of Stated Value                18 months and 1 day - 24 months

     "Stated Value" shall equal the Original Series A Issue Price plus the Accretion (calculated as of the effective date of such redemption).

     Protective Provisions. In the event the Closing Price per share shall be at or less than $11.50 for each of the five (5) trading days preceding the date of submission of a Notice of Conversion, the Company shall have the right, in its sole discretion, to elect, in lieu of conversion, (1) to redeem the Series A Preferred presented for conversion in accordance with the preceding paragraph, or (2) to declare such conversion null and void, and declare that no conversion of any Series A Preferred that is included in the Notice of Conversion (the "Affected Preferred Stock") shall be permitted for the subsequent ninety (90) day period (the "90 Day Lock-Up Period").

         In the event the Company declares a 90 Day Lock-Up Period, the Company shall issue to the Holder of the Affected Preferred Stock warrants ("90 Day Lock-Up Warrants"), to purchase Common Stock of the Company. The 90 Day Lock-Up Warrants shall entitle the holder to purchase a number of shares of Common Stock equal to 10% of the number of shares of Common Stock that would have been issued upon conversion of the Affected Preferred Stock at a conversion price of $11.50. The strike price of the 90 Day Lock-Up Warrant shall equal $11.50, and its terms shall be two (2) years from the date of issuance. After any 90 Day Lock-Up Period or 180 Day Lock-Up Period (as applicable), the holder shall again be entitled to convert the Affected Preferred Stock without any further Lock-Up restrictions.

     One holder of 20 shares was locked-up pursuant to the above provision for a period ending on August 27, 1997; holders of 58 shares were locked-up for a period ending on December 1, 1997, pursuant to an agreement with the Company whereby the maximum conversion price for shares held by such holders was permanently reduced to $8.50; a holder of 1 share was potentially subject to lock-up pursuant to the above provision upon presentation of a notice of conversion, and holders of the remaining 41 shares are no longer subject to involuntary lock-up.


Series B Convertible Preferred Stock

     On June 9, 1997, in a private placement, the Company completed the sale of 5,000 shares of Series B Preferred, par value $.01 per share, at an issue price of $1,000 per share. As of June 30, 1997, there were 5,000 shares of Series B Preferred outstanding (convertible, based on closing prices for the seven days then ended, into 773,214 shares of Common Stock, giving effect to the Accretion through that date).

     Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or the sale of substantially all of the assets of the Company (an "Event"), the holders of Shares shall be entitled to receive out of the assets of the Company, whether such assets constitute stated capital or surplus of any nature, an amount per share of Series B Preferred equal to the sum of (i) $1,000 for each outstanding Share (the "Original Series B Issue Price") and (ii) an amount equal to accrued but unpaid dividends, accrued at a rate of 9% per annum, compounding quarterly, on such Share (such amount being referred to herein as the "Accretion") (the Original Series B Issue Price and Accretion collectively, the "Liquidation Preference"), and no more, before any payment shall be made or any assets distributed to the holders of Common Stock or any other class or series of the Company's capital stock ranking junior as to liquidation rights to the Series B Preferred (collectively, the "Junior Liquidation Stock"); and after any required payments with respect to the liquidation preference of the holders of capital stock of the Company ranking senior as to liquidation rights to the Series B Preferred (the "Senior Liquidation Stock") are fully met. After the liquidation preferences of the Senior Liquidation Stock are fully met, the entire assets of the Company available for distribution shall be distributed ratably among the holders of the Series B Preferred and any other class or series of the Company's capital stock having parity as to liquidation rights with the Series B Preferred (the "Parity Liquidation Stock") in proportion to the respective preferential amounts to which each is entitled (but only to the extent of such preferential amounts). After payment in full of the Liquidation Preference of the shares of the Series B Preferred and the Parity Liquidation Stock, if assets remain in the Company, they shall be distributed ratably to holders of Series B Preferred (on an as-converted basis) and to holders of Junior Liquidation Stock in accordance with the Company's Certificate of Incorporation including any duly adopted Certificate(s) of Designation.

     Certain Mergers. Upon consummation of a consolidation, reorganization or merger (whether or not the Company is the surviving entity) in which the stockholders of the Company immediately prior to the consolidation, reorganization or merger do not continue to own more than 50% of the voting power of the surviving entity, the holder of Shares will be entitled to cash in the amount of the Liquidation

Preference and the Shares will be automatically converted to the securities to which the holders of Shares would have been entitled had the Shares been converted immediately prior to the consummation of such consolidation, reorganization or merger.

     Conversion. The record holders of the Series B Preferred, subject to certain restrictions, are entitled to convert the shares of Series B Preferred into fully-paid and nonassessable shares of the Common Stock at the Conversion Rate, as follows:

          Conversion Rate = Original Series B Issue Price + Accretion
                            -----------------------------------------
                                      Conversion Price

          The Conversion Price shall equal $6.50 (the "Initial Conversion Price"); provided, however, that the Conversion Price may be reset on each Reset Date as described in the following two paragraphs.

          A "Reset Date" shall mean one or more of the following dates, if on any such date(s) the average Closing Price (as defined below) for the ten (10) trading days ending on such Reset Date is lower than the Initial Conversion Price (or the Conversion Price as reset in accordance with this paragraph):

          (i) the dates of the Second Closing, Third Closing or Fourth Closing (all as defined in the Securities Purchase Agreement dated June 9, 1997 between the Company and the purchasers of the Series B Preferred (the "Series B Purchase Agreement"));

          (ii)  June 1, 1998; and

          (iii) July 9, 2002, with respect to the Shares of Series B Preferred that have not been redeemed.

          Upon the occurrence of a Reset Date, the Conversion Price shall thereafter equal the average Closing Price for the ten (10) trading days ending on such Reset Date(s); provided, however, that if the Conversion Price in effect on any Date of Conversion is lower than the Floor Price in effect on such Date of Conversion, then the Conversion Price shall equal the Floor Price for such Date of Conversion. For conversions occurring prior to June 2, 1998, the Floor Price shall be $6.00; for conversions occurring on a Date of Conversion on or after June 2, 1998 and prior to June 2, 1999, the Floor Price shall be $5.00; for conversions occurring on a Date of Conversion on or after June 2, 1999 and prior to June 9, 2002, the Floor Price shall be $3.575. For conversions occurring on a Conversion Date on or after June 9, 2002, there shall be no Floor Price.

          In the event the Company does not file a Registration Statement as required by the Registration Rights Agreement dated as of June 9, 1997, within the period therein specified, then the Conversion Price for all outstanding Series B Preferred shall be reset to equal the average Closing Price for the ten trading days beginning on a date that is the first day after the date that the Securities and Exchange Commission declares effective such Registration Statement, if such average Closing Price is lower than the Conversion Price then in effect. The Conversion Price, as described in this paragraph, shall remain subject to the Floor Price as described in the preceding paragraph.

          For purposes of the preceding, "Closing Price" shall mean the closing price of the Company's Common Stock as reported by the Nasdaq National Market System (or, if not reported by Nasdaq, as reported by such other exchange or market where traded).

          No fractional shares of Common Stock shall be issued upon conversion of the Series B Preferred. In lieu of any fractional share of Common Stock to which the holder would otherwise be entitled, the Company will round up to the nearest whole share of Common Stock.

     Automatic Conversion. Each outstanding share of Series B Preferred generally shall automatically be converted (the "Automatic Conversion") into Common Stock on the later of (a) June 2, 1998 or (b) the date on which the Company receives a letter from the United States Food & Drug Administration granting accelerated approval of the Company's New Drug Application to market Synovir for the AIDS/cachexia indication, at the Conversion Price in effect on the date of such automatic conversion; provided, however, that Automatic Conversion shall not occur prior to June 2, 1999 unless the average Closing Price for the 15 trading days prior to the date of automatic conversion is equal to or above the Floor Price then in effect. Notwithstanding any of the above,
(i) any shares of Series B Preferred outstanding on June 2, 1999 shall be automatically converted into Common Stock on any date on or after June 2, 1999 on which the average Closing Price for the 15 preceding trading days is greater than 200% of the Conversion Price then in effect, at the Conversion Price in effect on the date of such automatic conversion, and (ii) no shares of Series B Preferred shall convert automatically if, on the date conversion would otherwise occur, the Common Stock is not listed for quotation and trading on the Nasdaq National Market; provided, however, that such conversion shall occur on such date thereafter, if any, as the Common Stock shall become listed for quotation and trading on the Nasdaq National Market.

     Redemption. At the option of the Company, any Shares of Series B Preferred outstanding on June 9, 2002 may be redeemed on that date by the Company at a redemption price equal to (i) the Original Series B Issue Price, and (ii) the Accretion. Notice of redemption shall be given not more than 60 nor less than 30 days prior June 9, 2002.

     Voting Rights. Subject to certain restrictions, each share of Series B Preferred issued and outstanding shall have the number of votes equal to the number of shares of Common Stock into which it shall have been convertible as of the record date of the stockholders' meeting at which action is proposed to be taken or for any stockholder action to be taken by written consent. Except as otherwise provided or as otherwise required by law, the holders of Series B Preferred and the holders of Common Stock shall vote together as one class upon all matters submitted to stockholders for a vote.

     Until such time after December 10, 1998 as there are outstanding shares of Series B Preferred having an aggregate Original Series B Issue Price of less than $2,000,000:

          (i) The holders representing 75% or more of the outstanding shares of Series B Preferred, voting as a single class, generally will be required: (a) to authorize the incurrence of indebtedness (except for trade payables, lease financing and other indebtedness incurred in the ordinary course of business),
(b) to authorize the issuance of securities having a preference over, or on a parity with, the Series B Preferred or to increase the number of authorized shares of Series B Preferred, (c) to reclassify any Common Stock or other securities of the Company into shares or debt (except for trade payables, lease financing and other indebtedness incurred in the ordinary course of business) having a preference or priority superior to or on parity with the Series B Preferred, or (d) alter or change the rights, preferences or privileges in its shares of Series B Preferred or otherwise amend the Certificate of

Incorporation of the Company in either case whether by merger, consolidation or otherwise so as to adversely affect such shares.

          (ii) The holders representing a majority of the outstanding shares of Series B Preferred, voting as a single class, generally will be required: (a) to effect a sale or transfer of all or substantially all of the Company's assets or to effect a merger which results in the holders of the Company's capital stock prior to the transaction owning less than 50% of the voting power of the Company's capital stock after the transaction; (b) to declare any dividend or make any other distribution other than as contemplated in the Certificate of Incorporation of the Company; (c) to acquire for more than $5,000,000 in cash or Celgene securities, assets or stock in any other company; or (d) to enter into any corporate event that could be considered a "liquidation" or sale of the Company (except for bankruptcy).

Other Securities of the Company

     Warrants

     As of June 30, 1997, the Company had outstanding warrants to purchase an aggregate of 384,056 shares of the Company's Common Stock. Warrants for 50,000 shares are exercisable at a price of $6.50 per share of Common Stock until September 1, 1999; warrants for 105,000 shares are exercisable at a price of $9.60 per share of Common Stock until July 31, 2000; warrants for 66,853 shares are exercisable at a price of $20.52 per share of Common Stock until March 11, 2001; and warrants for 162,203 shares are exercisable at a price of $11.50 per share of Common Stock until various expiration dates between July 1998 and May 1999. The exercise price of all of these warrants is subject to proportional adjustment in the event that the Company undertakes a stock split, stock dividend, or recapitalization.

     In addition, under the terms of the Series B Purchase Agreement, upon request of the purchasers of the Series B Preferred (but no later than June 1, 1998) (in either case, the "Issuance Date"), the Company will issue warrants to acquire a number of shares of Common Stock equal to (i) 1,500,000 divided by the Conversion Price in effect on the Issuance Date (230,769 warrants as of June 30, 1997) plus (ii) 37.5% of the Conversion Shares issuable on such Issuance Date upon conversion of all shares of Series B Preferred issued through the Issuance Date (288,461 warrants as of June 30, 1997). All such warrants will have a term of four years from the Issuance Date and an exercise price equal to 115% of the Conversion Price in effect on the Issuance Date.

     Stock Options

     The Company has issued options to purchase shares of Common Stock, restricted stock, and/or other stock-based performance awards under the 1995 Non-Employee Directors' Incentive Plan, the 1992 Long-Term Incentive Plan, the 1992 Non-Employee Directors' Stock Option Plan, and the 1986 Stock Option Plan (collectively, the "Stock Plans"). At June 30, 1997, options to purchase an aggregate of 2,231,907 shares of Common Stock were outstanding under the Stock Plans (or pursuant to grants outside the Stock Plans) with exercise prices between $5.75 and $17.75 per share.

     Stockholder Rights Plan. The Board of Directors has adopted a stockholder rights plan (the "Plan"). The Plan was adopted to give the Board increased power to negotiate in the best interests of the Company and to discourage appropriation of control of the Company at a price that is unfair to the stockholders. It is not intended to prevent fair offers for acquisition of control determined by the Board to be in the best interests of the Company and its stockholders, nor is it intended to prevent a person or group from obtaining representation on or control of the Board through a proxy contest, or to relieve the Board of its fiduciary duty to consider any proposal for acquisition of the Company in good faith.

     The Plan involved the distribution of one "Right" as a dividend on each outstanding share of the Company's Common Stock to all holders of record on September 26, 1996. Each Right shall entitle the holder to purchase one-tenth of a share of Common Stock. The Rights become exercisable upon certain triggering events involving the initiation of a tender or exchange offer, and the exercise price is based on the estimated long-term value of the Company's Common Stock. The exercise of these rights becomes economically attractive upon the triggering of certain "Flip-In" or "Flip-Over" Rights which work in conjunction with the Plan's basic provisions. The Flip-In Rights will permit their holders to purchase shares of Common Stock at a discounted rate, resulting in substantial dilution of an acquirer's voting and economic interests in the Company. The Flip-Over element of the Plan involves certain mergers or significant asset purchases, which trigger certain rights to purchase shares of the acquiring or surviving company at a discount. The Plan contains a "Permitted Offer" exception to allow offers determined by the Board to be in the best interests of the Company and its stockholders to take place free of the diluting effects of the Plan's mechanisms.

     The Board of Directors retains the right (at all times prior to acquisition of 15% of the voting common stock of the Company by an acquirer) to discontinue the Plan through redemption of all Rights or to amend the Plan in any respect. The Board amended the Plan on June 9, 1997 specifically to provide that no person shall be deemed to be an "Acquiring Person" under the Plan solely as a result of the beneficial ownership of securities issued pursuant to the Series B Purchase Agreement or as a result of the beneficial ownership of an additional 1% or less of securities of the Corporation subsequent to June 9, 1997.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company. Its address is 40 Wall St., 46th Floor, New York, NY, 10005, and its telephone number is 718/921-8200.

                                  LEGAL OPINION

     The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Proskauer Rose LLP, New York, New York.


                                     EXPERTS

     The financial statements of Celgene Corporation as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.



                                2,416,346 SHARES


                               CELGENE CORPORATION



                                  COMMON STOCK

                                   PROSPECTUS












                                _______ __, 1997

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     An estimate of the fees and expenses of issuance and distribution (other than discounts and commissions) of the Common Stock offered hereby (all of which will be paid by the Company) is as follows:

     SEC registration fee.............................................   $ 4,504
     NASD listing fee.................................................    17,500
     Printing and engraving expenses..................................    10,000
     Legal fees and expenses..........................................    20,000
     Accounting fees and expenses.....................................    12,000
     Miscellaneous expenses...........................................    13,000
                                                                         -------

              Total...................................................   $77,004
                                                                         =======


Item 15.  Indemnification of Directors and Officers.

     The General Corporation Law of the State of Delaware ("DGCL") permits the Company and its stockholders to limit directors' exposure to liability for certain breaches of the directors' fiduciary duty, either in a suit on behalf of the Company or in an action by stockholders of the Company.

     The Certificate of Incorporation of the Company (the "Charter") eliminates the liability of directors to stockholders or the Company for monetary damages arising out of the directors' breach of their fiduciary duty of care. The Charter also authorizes the Company to indemnify its directors, officers, incorporators, employees, and agents with respect to certain costs, expenses, and amounts incurred in connection with an action, suit, or proceeding by reason of the fact that such person was serving as a director, officer, incorporator, employee, or agent of the Company. In addition, the Charter permits the Company to provide additional indemnification rights to its officers and directors and to indemnify them to the greatest extent possible under the DGCL. The Company has entered into indemnification agreements with each of its officers and directors and intends to enter into indemnification agreements with each of its future officers and directors. Pursuant to such indemnification agreements, the Company has agreed to indemnify its officers and directors against certain liabilities, including liabilities arising out of the offering made by this Registration Statement. The Selling Stockholders have agreed to indemnify officers, directors and controlling persons of the Company against certain liabilities, including liabilities arising out of the offering made by this Registration Statement, under certain circumstances.

     The Company maintains a standard form of officers' and directors' liability insurance policy which provides coverage to the officers and directors of the Company for certain liabilities, including certain liabilities which may arise out of this Registration Statement.

Item 16.  Exhibits.

The exhibits listed in the Exhibit Index as filed as part of this Registration Statement.

(a)  Exhibits

Exhibit
Number              Description
------              -----------

5.1  --  Opinion of Proskauer Rose LLP.

23.1 --  Consent of KPMG Peat Marwick LLP.

23.2 --  Consent of Proskauer Rose LLP (incorporated by reference to
         Exhibit 5.1).

24.1 --  Power of Attorney (included in Signature Page).

Item 17.  Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person or entity whose signature appears below constitutes and appoints John W. Jackson and Sol J. Barer, and each of them, its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Warren, State of New Jersey on July 24, 1997.

                  CELGENE CORPORATION


                  By: /s/ John W. Jackson
                      -----------------------
                  John W. Jackson
                  Chairman of the Board
                  and Chief Executive Officer


Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the persons whose signatures appear below, which persons have signed such Registration Statement in the capacities indicated:




Signature                       Title                              Date
---------                       -----                              ----

/s/ John W. Jackson             Chairman of the Board and          July 24, 1997
-----------------------------   Chief Executive Officer
John W. Jackson

/s/ Sol J. Barer                Director                           July 24, 1997
-----------------------------
Sol J. Barer

/s/ Robert C. Butler            Chief Financial Officer            July 24, 1997
-----------------------------   (Principal Financial Officer)
Robert C. Butler

/s/ Frank T. Cary               Director                           July 24, 1997
-----------------------------
Frank T. Cary

/s/ Arthur Hull Hayes, Jr.      Director                           July 24, 1997
-----------------------------
Arthur Hull Hayes, Jr.

/s/ Richard C.E. Morgan         Director                           July 24, 1997
-----------------------------
Richard C. E. Morgan

/s/ Walter L. Robb              Director                           July 24, 1997
-----------------------------
Walter L. Robb

/s/ Lee J. Schroeder            Director                           July 24, 1997
-----------------------------
Lee J. Schroeder

/s/ Sanford Kaston              Controller (Principal              July 24, 1997
-----------------------------   Accounting Officer)
Sanford Kaston

                                INDEX TO EXHIBITS


5.1  -- Opinion of Proskauer Rose LLP.

23.1 -- Consent of KPMG Peat Marwick LLP.

23.2 -- Consent of Proskauer Rose LLP (incorporated by reference to Exhibit 5.1)

24.1 -- Power of Attorney (included in Signature Page).